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                                                                    Exhibit 99.1


             BAAN COMPANY ANNOUNCES CHANGES TO ITS SUPERVISORY BOARD


BARNEVELD, THE NETHERLANDS AND HERNDON, VIRGINIA, 3 MARCH 2000 - Baan Company N.V. (NASDAQ: BAANF; ASE: BAAN), a global provider of enterprise business solutions, announced today that two members of its Supervisory Board, Koichi Nishimura and John Barter, have resigned their positions on the Board due to demands on their time at their respective companies.

     Dr. Nishimura is founder and current Chairman, President, and CEO of Solectron Corporation, a supply-chain facilitator for customized electronics technology, manufacturing and service solutions headquartered in Milpitas, California. Mr. Barter was announced yesterday as the new Chief Financial Officer of Kestrel Solutions, a privately held California-based company providing optical networking for the metropolitan market. Both men indicated that, in light of their full-time responsibilities at Solectron and Kestrel, they no longer felt they could devote the time needed to continue service on the Baan Board. Both had been elected to the Board at Baan's June 1999 Annual General Meeting of Shareholders.

     The Baan Supervisory Board currently consists of Joop Janssen, Acting Chairman; Henk van den Breemen; Hans Wortmann; William Grabe; and David Hodgson. Pierre Everaert has temporarily stepped down from his service on the Board to assume the role of Interim CEO of Baan. The Company has not yet decided whether replacement nominees will be put forth at this year's shareholder's meeting.

     "John and Ko have provided valuable service to the Company," said Mr. Everaert. "Given the demands on their time, especially with John assuming a brand new, full-time position as CFO at a pre-IPO company and Ko running a large and growing, multi-national corporation, it is understandable why both men need to step down at this time - particularly given the increased demands on our Board members' time as Baan moves through its current challenging period."

ABOUT BAAN COMPANY

     Founded in 1978, Baan Company (NASDAQ: BAANF; ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

     Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

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     Statements in this press release using the words "believes," "expects,"
"anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

     "Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

For more information
Please contact:  Steve Fenton, IBA
                 PR for Baan Company EMEA
                 +44 (0)1780 721433
                 sfenton@iba.co.uk